Game Plan Holdings, Inc.
1 0624 South Eastern Avenue
Suite A-838
Henderson, NV 89052
Office: 702.951.1385 Fax: 702.951.1 382

February 10, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Game Plan Holdings, Inc. (the "Company") Registration Statement on Form S-1 File No. 333-160730

Ladies and Gentlemen:

We hereby withdraw our original request for acceleleration of our Registration Statement made on February 4, 2011.  In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 PM on February 11, 2011, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, GAME PLAN HOLDINGS, INC. By: /s/ Charles Hazzard Name: Charles Hazzard Title: President & CEO